FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2010

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 1 February 2010.

2.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 1 February 2010.

3.	Press release entitled, “US FDA approves new indication for CRESTOR (rosuvastatin calcium)”, dated 9 February 2010.

4.
Press release entitled, “AstraZeneca and Rigel Pharmaceuticals sign worldwide license agreement for late-stage development product - fostamatinib disodium (R788) - for the treatment of rheumatoid arthritis”, dated 16 February 2010.

5.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 23 February 2010.

6.	Press release entitled, “AstraZeneca reaches agreement with UK tax authorities over transfer pricing”, dated 23 February 2010.

7.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 24 February 2010.

8.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 24 February 2010.

9.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 26 February 2010.

10.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 26 February 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 3 March 2010	By:	/s/ Justin Hoskins
Name: Justin Hoskins
Title: Deputy Company Secretary

Item 1

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 29 January 2010, Mr John Varley, a Director of the Company, notified us that, on 29 January 2010, he purchased 300 AstraZeneca PLC US$0.25 Ordinary Shares at a price of 2922 pence per share.

Following this purchase, Mr Varley has a total interest in 800 shares, which represents approximately 0.00006% of the issued ordinary capital of the Company.

A C N Kemp
Company Secretary
1 February 2010

Item 2

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 31 January 2010 the issued share capital of AstraZeneca PLC with voting rights is 1,452,739,042 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,452,739,042.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
1 February 2010

Item 3

US FDA APPROVES NEW INDICATION FOR
CRESTOR (ROSUVASTATIN CALCIUM)

Approval based on JUPITER study which evaluated CRESTOR
in a previously unstudied population

AstraZeneca today announced that the US Food and Drug Administration (FDA) has approved CRESTOR (rosuvastatin calcium) to reduce the risk of stroke, myocardial infarction (heart attack) and arterial revascularization procedures in individuals without clinically evident coronary heart disease but with an increased risk of cardiovascular disease (CVD) based on age (men ≥50 and women ≥60), high-sensitivity C-reactive protein (hsCRP) ≥ 2 mg/L, and the presence of at least one additional CVD risk factor, such as hypertension, low HDL-C, smoking, or a family history of premature coronary heart disease.

The FDA approval was based on data from the landmark JUPITER (Justification for the Use of statins in Primary prevention: an Intervention Trial Evaluating Rosuvastatin) study which evaluated the impact of CRESTOR 20 mg on reducing major cardiovascular (CV) events in a previously unstudied population. In JUPITER, CRESTOR significantly reduced the relative risk of heart attack by 54% (p<0.001), stroke by 48% (p=0.002), and arterial revascularization by 46% (p<0.001) vs placebo.

 “Not only is this approval a significant milestone for AstraZeneca, but it is also important for the patients who could now benefit from CRESTOR therapy under this approved indication,” said Howard Hutchinson, MD, Chief Medical Officer, AstraZeneca. “This new indication adds to the significant body of evidence physicians use to evaluate CRESTOR as a treatment option.”

09 February 2010

NOTES TO EDITORS:

About JUPITER:
In the JUPITER study, the effect of CRESTOR (rosuvastatin calcium) on the occurrence of major cardiovascular (CV) disease events was assessed in 17,802 men (≥50 years) and women (≥60 years) who had no clinically evident cardiovascular disease, LDL-C levels <130 mg/dL (3.3 mmol/l) and hs-CRP levels ≥2 mg/L. The study population had an estimated baseline coronary heart disease risk of 11.6% over 10 years based on the Framingham risk criteria and included a high percentage of patients with additional risk factors such as hypertension (58%), low HDL-C levels (23%), cigarette smoking (16%), or a family history of premature CHD (12%). Study participants had a median baseline LDL-C of 108 mg/dL and hsCRP of 4.3 mg/L. Study participants were randomly assigned to placebo (n=8901) or rosuvastatin 20 mg once daily (n=8901) and were followed for a mean duration of 2 years. The JUPITER study was stopped early by the Data Safety Monitoring Board due to meeting predefined stopping rules for efficacy in rosuvastatin-treated subjects.

In a post-hoc subgroup analysis of JUPITER subjects (n=1405; rosuvastatin=725, placebo=680) with a hsCRP ≥2 mg/L and no other traditional risk factors (smoking, BP≥ 140/90 or taking hypertensives, low HDL-C) other than age, after adjustment for high HDL-C, there was no significant treatment benefit with rosuvastatin treatment.

Results from JUPITER were originally presented in November 2008 at the American Heart Association’s Annual Scientific Sessions, and published in the New England Journal of Medicine.

JUPITER is a part of AstraZeneca’s extensive GALAXY clinical trials programme, designed to address important unanswered questions in statin research. Currently, more than 65,000 patients have been recruited from 55 countries worldwide to participate in the GALAXY Programme.

About CRESTOR (rosuvastatin calcium):
In addition to today’s approval, CRESTOR is indicated in the US as an adjunct to diet to reduce elevated Total-C, LDL-C, ApoB, non-HDL-C, and TG levels and to increase HDL-C in patients with primary hyperlipidemia and mixed dyslipidemia. CRESTOR is also indicated as an adjunct to diet to slow the progression of atherosclerosis in adult patients as part of a treatment strategy to lower Total-C and LDL-C to target levels.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

CONTACTS:

Media Enquiries UK:
Neil McCrae	+44 20 7304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Abigail Baron	+44 20 7304 5034 (24 hours)

Media Enquiries US:
Donna Huang	+1 (302) 885-6396

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

- ENDS -

Item 4

ASTRAZENECA AND RIGEL PHARMACEUTICALS SIGN WORLDWIDE LICENSE AGREEMENT FOR LATE-STAGE DEVELOPMENT PRODUCT – FOSTAMATINIB DISODIUM (R788) – FOR THE TREATMENT OF RHEUMATOID ARTHRITIS

AstraZeneca and Rigel Pharmaceuticals today announced an exclusive worldwide license agreement for the global development and commercialisation of fostamatinib disodium (R788), Rigel’s late-stage investigational product for rheumatoid arthritis (RA) and additional indications. Fostamatinib disodium, which has completed a comprehensive Phase II programme, is the furthest developed oral Spleen Tyrosine Kinase (Syk) inhibitor being evaluated for RA. Inhibiting Syk is thought to block the intracellular signalling of various immune cells implicated in the destruction of bone and cartilage which is characteristic of RA.

RA is a systemic autoimmune inflammatory disease, which causes damage to the joints and other organs, affecting approximately 1 in 100 people. It is a major cause of disability and it is also associated with reduced life expectancy, especially if not adequately treated. Despite current treatment options, many patients still experience pain, worsening of joint destruction and disability, so new treatment options are needed. The RA market was estimated to be approximately $13bn globally in 2009, having grown from $1.3bn in 1998.

Once the agreement is effective, AstraZeneca will make an upfront payment to Rigel of $100 million with up to an additional $345 million payable if specified development, regulatory and first commercial sale milestones are achieved. Rigel will also be eligible to receive up to an additional $800 million of specified sales-related milestone payments if the product achieves considerable levels of commercial success, as well as significant stepped double-digit royalties on net sales worldwide. AstraZeneca is responsible for all development, regulatory filings, manufacturing and global commercialisation activities in all licensed indications under the contract. Effectiveness of the agreement is contingent on expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

AstraZeneca will design a global phase III programme, anticipated to begin in the second half of 2010, with the goal of filing new drug applications with the US Food and Drug Administration (FDA) and the European Medicines Agency (EMEA) in 2013. Fostamatinib disodium is being developed as a next generation oral RA therapy in adults who have failed to respond adequately to a traditional disease modifying anti-rheumatic drug (DMARD), such as methotrexate, where a TNF biologic add-on treatment would currently be considered. Under the terms of the agreement, AstraZeneca will also receive exclusive rights to Rigel’s portfolio of oral Syk inhibitors, as well as for additional indications for fostamatinib disodium beyond RA.

Anders Ekblom, Executive Vice President of Development, of AstraZeneca said:
“There is a very real and pressing unmet medical need in the area of rheumatoid arthritis. Given the debilitating effect this disease can have on patients, AstraZeneca looks forward to working together with Rigel to continue development of this innovative investigational compound. Collaborations such as this one, which further strengthen our late-stage pipeline, demonstrate the key role externalisation continues to play in AstraZeneca’s strategy.”

James M. Gower, chairman and chief executive officer of Rigel Pharmaceuticals, Inc. said: “This collaboration fulfills our expectations in two key ways. First, AstraZeneca has made an expansive commitment to develop fostamatinib disodium for the treatment of RA, which means that the work we have begun for patients with this disease will be completed with a substantially larger clinical programme. Second, Rigel will receive royalties on potential future sales, appropriate to its investment in the development of R788.”

Notes to Editors

About fostamatinib disodium
Fostamatinib disodium, which has completed a comprehensive phase II programme is at the most advanced stage of development of the oral Spleen Tyrosine Kinase (Syk) inhibitors being evaluated for an RA indication. Inhibiting Syk is thought to block the intracellular signalling of various immune cells implicated in the destruction of bone and cartilage, which is characteristic of RA. Inhibition of Syk signaling is therefore a very attractive research approach to RA treatment.

About fostamatinib disodium Phase II data
Three Phase II trials have been completed. TASKi1 and TASKi2 studied patients with an incomplete response to methotrexate. TASKi3 studied patients who had failed treatment with biologic therapies.

TASKi2 was a multi-centre, randomized, double-blind, placebo-controlled Phase IIb trial of 457 RA patients in the target population of those with inadequate response to methotrexate. Treatment with stable doses of methotrexate in combination with fostamatinib disodium 100 mg twice daily, 150 mg once daily, or placebo were evaluated at six months. At six months, 100 mg twice daily fostamatinib disodium therapy (a dose planned to be taken forward in Phase III) yielded responder rates of 66% versus 35% of the placebo group for the primary end point of ACR 20 improvement. ACR 50 response was achieved by 43% versus 19%: ACR 70 responder rates were observed in 28% versus 10%. All achieved p values of <0.001. DAS28 remission was achieved in 31% versus 7% (p<0.01).

This replicates the signal seen in the original smaller TASKi1 study in a similar population (n=189) where 100 mg of fostamatinib disodium twice daily yielded responses of 65% versus 38% of the placebo group for ACR20. ACR 50 response was achieved by 49% vs 19% and ACR70 was achieved by 33% vs 4%. DAS28 remission was achieved in 26% vs 8%. All of these endpoints achieved p values of p<0.05 or better. In both studies clinical effect was seen as early as one week.

TASKi3 was a smaller study which included 219 patients who had failed biologic therapies. Although there was some evidence of efficacy on the MRI imaging, and on some other parameters, the study did not meet its primary endpoint.

These data indicate further studies of fostamatinib disodium are warranted in RA.

Combining all three trials, the most common side effects have been GI disturbances such as diarrhoea, elevated blood pressure, transient and mild neutropenia, increased transaminases and a slight increase in infections, although not serious or opportunistic infections.

About Rigel Pharmaceuticals
Rigel is a clinical-stage drug development company that discovers and develops novel, small molecule drugs for the treatment of inflammatory/autoimmune diseases and metabolic diseases. Rigel’s pioneering research focuses on intracellular signaling pathways and related targets that are critical to disease mechanisms.

Rigel's productivity has resulted in strategic collaborations with large pharmaceutical partners to develop and market our product candidates. Rigel has product development programs in inflammatory/autoimmune diseases such as rheumatoid arthritis, thrombocytopenia and asthma, as well as in cancer. www.rigel.com

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines. As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009. For more information please visit: www.astrazeneca.com

Media Enquiries UK:
Neil McCrae	+44 20 7304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)
Abigail Baron	+44 20 7304 5034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

16 February 2010

- ENDS -

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 22 February 2010, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2817 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,452,336,586.

A C N Kemp
Company Secretary
23 February 2010

Item 6

ASTRAZENECA REACHES AGREEMENT WITH UK TAX AUTHORITIES OVER TRANSFER PRICING

AstraZeneca today announced that the company has settled a long-running transfer pricing issue with HM Revenue & Customs (HMRC) in the UK. Under the agreement, AstraZeneca will pay £505m to HMRC to resolve all claims made by HMRC in relation to this issue for the 15-year period from 1996 to the end of 2010. The payment will be made by a first instalment of £350m in March 2010, and a second final instalment of £155m in March 2011. As a result of this agreement, the joint referral of this issue to the UK Tax Court by AstraZeneca and HMRC, as disclosed in the 2008 Annual Report, will be withdrawn.

The settlement also resolves certain other outstanding UK tax matters.

As previously disclosed, AstraZeneca has provided in its accounts for the outcome of this issue, at the heart of which are complex transfer price considerations that have taken many years to resolve. As a consequence of the settlement of this issue and other tax matters, AstraZeneca will release part of its provision to earnings.

As a result of this release, the group tax rate for 2010 will be approximately two percentage points lower than previous guidance. AstraZeneca has increased its 2010 target for core earnings per share from $5.75-$6.15 to $5.90-$6.30 per share to reflect this lower expected tax rate.

NOTES TO EDITORS:

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

Contacts
Media Enquiries UK:
Neil McCrae	+44 20 7304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)
Abigail Baron	+44 20 7304 5034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

23 February 2010
- ENDS -

Item 7

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 23 February 2010, the interest of David Brennan, a Director of the Company, in AstraZeneca PLC Ordinary Shares of US$0.25 each, changed as detailed below.  The change in interest relates to the vesting of a previously announced award made in February 2007 under the AstraZeneca Deferred Bonus Plan whereby Mr Brennan has now become beneficially entitled to the shares.  Sufficient shares were withheld to cover certain tax obligations arising on the vesting.

Name of Director	Number of shares vested	Number of shares withheld	Net number of shares	Market price on vesting
David R Brennan	12,014	4,926	7,088	2810p

Mr Brennan has interests in both the Ordinary Shares and the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

As a result of this transaction, Mr Brennan now has an interest in 495,995 Ordinary Shares and 78,007 AstraZeneca ADSs, which together represent approximately 0.04% of the Company’s issued ordinary capital.

A C N Kemp
Company Secretary
24 February 2010

Item 8

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 23 February 2010, the interest of the following individuals, who are all persons discharging managerial responsibilities, in AstraZeneca PLC Ordinary Shares of US$0.25 each, changed as detailed below.  The change in interest relates to the vesting of previously announced awards made in February 2007 under the AstraZeneca Deferred Bonus Plan whereby the individuals concerned have now become beneficially entitled to the shares.  In each case, sufficient shares were withheld to cover certain tax obligations arising on the vesting. The interests of Tony Zook are in American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

Name	Number of shares vested	Number of shares withheld	Net number of shares	Market price on vesting
David Smith	982	403	579	2810p
Tony Zook	1,755	726	1,029	$43.55

A C N Kemp
Company Secretary
24 February 2010

Item 9

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 25 February 2010, the following Directors acquired an interest in the US$0.25 Ordinary Shares of AstraZeneca PLC.  The interest arises as a result of the previously disclosed arrangements relating to the payment of annual bonuses whereby each individual is required to defer a portion of the bonus earned into shares for a period of three years.  The shares were allocated at a price of 2817.5 pence per share.  The individuals will become beneficially entitled to these shares on 25 February 2013.

Name	Number of shares awarded	Total interest in shares after this allocation	Percentage of shares in issue
D Brennan	20,718	See below	See below
S Lowth	9,760	150,003	0.01%

Mr Brennan has interests in both the Ordinary Shares and the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

As a result of this transaction, Mr Brennan’s interest is now 516,713 Ordinary Shares and 78,027 AstraZeneca ADSs, which together represent approximately 0.04% of the Company’s issued ordinary capital.

A C N Kemp
Company Secretary
26 February 2009

Item 10

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 25 February 2010, the following individuals, who are all persons discharging managerial responsibilities, acquired an interest in the US$0.25 Ordinary Shares of AstraZeneca PLC or, in the case of L Tetrault and A Zook, in the Company’s American Depositary Shares (ADSs).  One ADS equals one Ordinary Share.  The interest arises as a result of the previously disclosed arrangements relating to the payment of annual bonuses whereby each individual is required to defer a portion of the bonus earned into shares for a period of three years.  The shares are awarded under the terms of the AstraZeneca Deferred Bonus Plan.  The individuals will become beneficially entitled to these shares on 25 February 2013.

Name	Number of shares awarded	Award price per share
A Ekblom	2,568	2817.5p
J Pott	3,105	2817.5p
D Smith	3,371	2817.5p
L Tetrault	3,477	US$43.50
A Zook	4,810	US$43.50

A C N Kemp
Company Secretary
26 February 2010